INVEST IN **PLANETARIANS**

THE NEXT GENERATION OF ALTERNATIVE PROTEIN TECHNOLOGY

🟦 PITCH VIDEO ⬜ INVESTOR PANEL



planetarians.com   San Francisco CA   Food   Technology   Sustainability   B2B   Agriculture

Highlights

(1)  📈 Market opportunity of $14 Billion

(2)  🥩 Our cost is 90% lower than other alternative proteins

(3)  ⏱ Our patent-pending process reduces production time from days to minutes

(4)  🚀 First conditional PO secured and a total pipeline of $2M+ in the next 6 months

(5)  😋 Delicious umami flavor and juicy meat-like texture that customers love

(6)  👥 Notable investors: Miyoko Schinner, Brad Feld, Lisa Gansky, SOSV, & Barilla

Our Team

Aleh Manchuliantsau Founder and CEO

10 patents, serial entrepreneur, 2 exits (StandOut, ExpressPay), 2 successful running companies (MOBYS, SOLAR-Si).

10 patents, serial entrepreneur, 2 exits (StandOut, ExpressPay), 2 successful running companies (MOBYS, SOLAR-Si).

Scott Barnum Interim COO

A seasoned consumer brand executive, Scott has held C-suite, board, and management positions at Krave Jerky, PepsiCo, Miller Brewing, Pete's Brewing, and Pyramid Breweries. His primary focus is on strategy, operations, and corporate governance.

Steven Ledger Interim CFO

Experienced finance executive with background in venture investment management and investment banking. Primary focus on financial and capital markets strategy.

Jamie Valenti-Jordan Engineer

Launched manufacturing facilities with $17M+ budget at Just, Campbells, Del Monte.

Max Barnthouse Chef

15 years in healthy cooking.

Maya Balyasny CPA

Over 15 years in tax and accounting.

TLDR: Our Technology is Redefining Alternative Protein

Our patent-pending, zero-waste, one-ingredient technology platform gives our product a meaty texture, delicious umami flavor, and up to 26% protein (same as animal meat), creating a unique, alternative protein at a 90% cheaper cost than other processes. We are scaling our B2B operations and have a pipeline of $2M in future orders.

Why should you invest? ⬇️

⏳ We have been working toward a better protein solution for over seven years.

Our journey started seven years ago as a CPG company making and selling 100%FOOD, nutritionally complete drinks. By the time we reached 1 million servings, and competitors crowded the market. Without access to another cash injection, we thought about how we could further develop our technology to optimize the costs of protein - the most expensive ingredient in our drinks.

Protein extraction discards valuable nutrients such as fiber and loses up to 25% protein during processing. By creating our Planetarians' zero-waste process to keep all the other nutrients in place, we unlocked extremely low costs - 90% cheaper than traditional plant-based proteins.

When we discovered this, we faced a fork - we could continue being a CPG company and develop more CPG products across multiple categories, or we could develop our technology further to create a better protein solution with added sustainability benefits for the world. The choice was obvious to us.

Our initial iterations packed all the protein and texture into the product but faced challenges with the visual aesthetic and color. After further iterations, we found ways to achieve perfect BBQ meat color, and the ability to add variance between products. Additionally, we tweaked our technology to provide a great tasting meaty flavor. Achieving a delicious flavor is generally a very costly portion of alternative protein formulations, but our new approach limited the additional costs and was even endorsed by the scientific community and featured by GFI in the **State of The Industry Report: Fermentation**.

🔬 Our patent-pending technology redefines the alternative protein category and perfects the process.

There are currently three popular methods of creating alternative meats:

- At the farthest end of the spectrum, a cultivated/cell-based meat manufacturing process requires the creation of entirely new ingredients.

- Plant-based meat manufacturing requires the extraction of proteins. These concentration and isolation processes mean a discard of the secondary nutrients. The result is less than a third of the initial calories end up in your food.

- The best current market solution for all the above issues is **fermentation** - where bacteria or fungi convert glucose into protein. Small size organisms require a fraction of the energy used by cows but require specific sugar sources which in turn discard up to 90% of the available nutrients in the sugar plants as well. *And it takes a long time.*

We at PLANETARIANS developed a technology that builds upon the fermentation process to make high-quality protein in a fraction of the time without the waste.

What takes them a few days to produce takes us only a few minutes.

🍖 Meaty flavor that beats the other alternative meats and jerkies available

Our technology is able to create some variance between flavors to more closely match chicken or BBQ, but the base product has a great umami flavor. Umami is one of the five basic tastes, typically associated with cooked meat and broth. This means there is a world of possibilities for how the meal ends up tasting based on the flavors imbued into the product.

Our chefs continually are experimenting with new flavors and palettes, from a pulled "pork" bowl to a burger.



Clean flavor is easy to tweak
Chicken salad, beef stew, pulled pork, lamb shawarma, jerky...

And the stats don't lie either! Our current Net Promoter Score is 8.28 and keeps getting higher.

💰 $14 Billion opportunity in the expanding alternative protein market

The growth rate for the U.S. plant-based food market more than doubled in 2020, as sales surged 27% to $7 billion, according to the **Plant-Based Foods Association (PBFA)** and **The Good Food Institute (GFI)**.

The plant-based meat market today is, in ways, reminiscent of the plant-based milk market when it was in its early stages of rapid growth. Today, plant-based milk accounts for 15.2 percent of all dollar sales for retail milk. Assuming the plant-based meat category has the potential to reach market share parity with plant-based milk, that represents a 14-point growth in plant-based meat's share of the total meat market. This opportunity is worth $14 billion.

The plant-based meat market (sub-category of plant-based market) grew even faster with sales up 45% in 2020 (source: **SPINS**)



2 of 5 consumers want to eat alternative/plant-based proteins.

💎 Multiple $1M POs in the pipeline

While we have plans for a customer-facing brand, we are primarily focused on a B2B model which means that our patent-pending alternative proteins can be sold and packaged to anyone for use in their own products. This opens us to larger profits across the board and increases the impact on the planet that we can have.

In 2022, we will grow our local San Francisco restaurant partnership to showcase our products so you all can try them and share them with your friends. We will collect POs from restaurants, food service companies, and deli departments of retailers and are looking to expand from the Bay Area very soon.

In parallel, several large companies are following our progress and evaluating samples, contributing to our $2M pipeline of future orders.

PLANETRIANS has applied for patents on the core technology, but continuous R&D is in our blood; there are more patent applications filed and more to come.

🙏 Together we can reach $1.3B Valuation

Our technology allows us to manufacture at a fraction of the current cost of meat. Selling on par with beef, we can fulfill orders with 75% margin.

Invest and help us to unlock the path to **$1.3B valuation**. Once we launch the demo facility, valuation will be based on discounted revenues from 20-year projections, protected by patents.

To make that happen we need to:

- **Bring products to the market.** Your initial investment will help us bring our products to the market, run more market-product fit tests and extend our intellectual property protection.
- **Launch a demo facility to cut costs and prove unit economics.** Larger investment will be primarily used for demo plant equipment and orders execution from our b2b customers.









$10M
Technology tested, scaled, protected.
Product prototype scored 8.28 NPS.
$15M
$1M purchase order received
Co-manufacturing teams reach break even.
$20M
Proof of Concept Complete for large manufacturing partner. Long-term agreement signed.
$250M+
Demo plant proves CapEx and COGS
Sales greater than plant capacity.
IP protection expansion.
We Are Here
Valuation Growth Ladder
*demo facility enables valuation based on discounted revenues from 20 year projections

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PLANETARIANS Team
Aleh Manchuliantsau, CEO
10 patents, over 1M servings sold
100% FOOD
MOBY'S
J.Valenti-Jordan, engineer
Launched $17M+ budget facilities
Campbell's
JUST
Max Barnthouse, chef
15 years in healthy cooking
Notable Investors
SOSV
Barilla
Miyoko Schinner
Lisa Gansky
Brad Feld

In Short:

PLANETARIANS makes alternative proteins better. We developed a zero-waste patent-pending technology that allows processing multiple types of plant-based protein sources into alternative protein by redefining processing to create great-tasting and healthier protein in a fraction of the time; the PLANETARIANS process was even featured by Good Food Institute. The resulting product has a meaty texture, umami flavor, and a lower cost than traditional meat and other meat alternatives. Now we are raising funds to launch a manufacturing facility and sell alternative proteins on par with beef.

The scientific community supports our tech:

> ***2020 Featured in Good Food Institute State of the Industry Report: Fermentation***

> ***2019 AgFunder Innovation Award Winner Most Innovative US Startup Pre-Series A***

> ***2018 Planetarians' sunflower Chips Recommended by Today's Dietitian***

> ***2017 Showcased by National Sunflower Association***